Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-160580) on Form F-3 of our reports dated May 24, 2012, relating to the consolidated financial statements of Sterlite Industries (India) Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the convenience translation of the Indian Rupee into United States dollar amounts) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of Sterlite Industries (India) Limited for the year ended March 31, 2012.

We also consent to the reference to us in Item 3A. Selected Consolidated Financial Data.

/s/ Deloitte Haskins & Sells
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
May 24, 2012